

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Thomas J. Schuetz, M.D., Ph.D.
Chief Executive Officer
Compass Therapeutics, Inc.
245 First Street
3rd Floor
Cambridge, Massachusetts 02142

>   **Re: Compass Therapeutics, Inc.**
>   **Form 8-K**
>   **Filed June 23, 2020**
>   **File No. 000-55939**

Dear Dr. Schuetz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences